NO ACT

DC
1-9-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08040737

Received SEC
FEB 29 2008
Washington, DC 20549

February 29, 2008

Ann Robertson
Senior Counsel
Time Warner Inc.
One Time Warner Center, 14th Floor
New York, NY 10019-8016

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/29/2008

Re: Time Warner Inc.
Incoming letter dated January 9, 2008

Dear Ms. Robertson:

This is in response to your letter dated January 9, 2008 concerning the shareholder proposal submitted to Time Warner by William Steiner. We also have received a letter on the proponent's behalf dated January 10, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

PROCESSED
MAR 06 2008
THOMSON
FINANCIAL

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

TimeWarner

Ann Robertson
Senior Counsel

January 9, 2008

VIA OVERNIGHT MAIL

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Time Warner Inc. – Proposal Submitted by William Steiner

Ladies and Gentlemen:

This letter respectfully requests that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "SEC") advise Time Warner Inc. (the "Company") that it will not recommend any enforcement action to the SEC if the Company omits from its proxy statement and proxy to be filed and distributed in connection with its 2008 annual meeting of stockholders (the "Proxy Materials") a proposal (the "Proposal") it received from William Steiner (the "Proponent"), naming John Chevedden as his proxy. The Proposal, which is entitled "Adopt Simple Majority Vote," urges the Company to "take all steps necessary, in compliance with applicable law, to fully adopt simple majority vote requirements in the [Company's] Charter and By-laws."

The Company intends to omit the Proposal from its Proxy Materials pursuant to Rule 14a-8(i)(10) of the Securities Exchange Act of 1934 (the "Exchange Act") because it has been substantially implemented and rendered moot.

Pursuant to Rule 14a-8(j) under the Exchange Act, we are enclosing six copies of each of this letter, the Proposal (Exhibit A) and the proposed Certificate of Amendment to the Company's Restated Certificate of Incorporation, marked to show the amendment approved by the Board of Directors to be submitted for stockholder approval at the 2008 annual meeting (Exhibit B). By copy of this letter, the Company hereby notifies the Proponent as required by Rule 14a-8(j) of its intention to exclude the Proposal from its Proxy Materials.

Time Warner Inc. • One Time Warner Center, 14th Floor • New York, NY 10019-8016
T 212.484.8952 • F 212.858.5741 • ann.robertson@timewarner.com

Background

At the Company's 2007 annual meeting of stockholders, the Company's Board of Directors (the "Board") recommended, and the Company's stockholders approved, an amendment to the Company's Restated Certificate of Incorporation regarding the vote required for stockholders to amend the Company's By-laws. That amendment eliminated the super-majority vote standard for stockholder-initiated amendments to the Company's By-laws and replaced it with a majority vote standard. Following the adoption of this amendment, the Company's Restated Certificate of Incorporation contained three remaining provisions requiring a super-majority vote standard. In addition, at the Company's 2007 annual meeting, a stockholder proposal by Mr. Steiner (appointing Mr. Chevedden as proxy) recommending a simple majority vote standard received a majority of the votes cast.

Based upon the stockholder vote at the Company's 2007 annual meeting and, after further consideration and discussions with a number of stockholders, the Board approved a resolution recommending that stockholders approve an amendment to the Company's Restated Certificate of Incorporation on December 13, 2007 to (a) eliminate all of the remaining super-majority vote standard in Article VIII of the Company's Restated Certificate of Incorporation that requires the affirmative vote of 80% or more of the combined voting power of all voting stock of the Company, voting as a class, to amend, alter or repeal, or adopt any provision inconsistent with the provisions of Articles IX, IV and VIII, and (b) replace this super-majority vote standard with a majority vote standard requiring the affirmative vote of a majority or more of the combined voting power of all voting stock of the Company, voting as a class, to take such actions. The Board also authorized the Company's management to submit a company proposal to amend the Restated Certificate of Incorporation (the "Company Proposal") to the Company's stockholders for approval at the 2008 annual meeting. The Board is recommending that stockholders approve the Company Proposal.

The Company Proposal proposes an amendment to the Company's Restated Certificate of Incorporation that will eliminate the super-majority vote requirement for the amendment of the provisions in the Company's Restated Certificate of Incorporation that provide for (i) the limitation of directors' liability and (ii) the Company's ability to redeem shares when a redemption is necessary to prevent the loss or secure the reinstatement of any license or franchise of the Company or its subsidiaries from a government agency. If adopted, the Company Proposal will also eliminate the super-majority vote requirement for stockholders to amend, alter or repeal, or adopt any provision inconsistent with a majority vote requirement.

Grounds for Omission

The Company Proposal would substantially implement the Proposal, and the Proposal may therefore be omitted from the Proxy Materials pursuant to Rule 14a-8(i)(10).

The Proposal provides for stockholders to urge the Company "to take all steps necessary, in compliance with applicable law, to fully adopt simple majority requirements" in its Certificate of Incorporation and By-laws. The thrust of the proposal is that the Company should amend its organizational documents to remove all super-majority vote requirements. The Company Proposal, if adopted, would accomplish exactly this result.

Rule 14a-8(i)(10) permits a company to exclude a proposal "if the company has already substantially implemented the proposal." The exclusion provided in Rule 14a-8(i)(10) is "designed to avoid the possibility of stockholders having to consider matters which have already been favorably acted upon by management." See Exchange Act Release No. 34-12598 (July 7, 1976). Under the standard expressed by the SEC in Exchange Act Release No. 34-19135 (October 14, 1982), a proposal may be omitted if it has been "substantially implemented by the issuer," even though it has not been "fully effected." Under Staff precedent, it is well-established that a company need not be compliant with every element of a proposal as presented by the proponent in order for the proposal to be excludable under Rule 14a-8(i)(10). The Staff has stated that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." See *Texaco, Inc.* (March 28, 1991).

The Board cannot unilaterally eliminate the provisions in its Restated Certificate of Incorporation that set forth super-majority vote requirements. As discussed above, such an amendment requires the affirmative vote of 80% or more of the Company's combined voting power of all voting stock, voting as a class.

The Proposal requests that the Company amend its organizational documents to fully adopt simple majority voting, in accordance with the Council of Institutional Investors' (CII) policy, which provides that "[a] majority vote of common shares outstanding should be sufficient to amend company bylaws or take other action requiring or receiving a shareowner vote." The Board has now done everything in its power to consider, approve and vote to recommend to stockholders that the Company's Restated Certificate of Incorporation be amended to eliminate all of the remaining super-majority vote requirements and to implement majority voting in accordance with CII Corporate Governance Policies. Such an amendment will be submitted to the stockholders for approval at the 2008 annual meeting of stockholders. Accordingly, the Company believes that the Proposal has been "substantially implemented" and can be excluded from the Proxy Materials pursuant to Rule 14a-8(i)(10). The Staff has granted no-action relief to exclude simple majority vote proposals, such as the Proposal, on the grounds of "substantial implementation" under Rule 14a-8(i)(10) where the company's proposal, such as the Company Proposal, would eliminate super-majority voting provisions in company organizational documents. See e.g., *FedEx Corporation* (June 26, 2006) (where the company proposed a company proposal to replace 80% super-majority vote requirements with a majority of the outstanding vote); *Johnson & Johnson* (February 13, 2006); *Bristol-Myers Squibb Company* (February 14, 2005) and *The Home Depot, Inc.* (March 28, 2002). The Staff has also granted no-action relief to exclude other proposals on the grounds that a proposal has been substantially implemented where the proposal is included for stockholder approval in a company's proxy statement. See *Staples, Inc.* (March 31, 2006) (proposal seeking annual elections of directors).

For these reasons, the Company respectfully submits that the Proposal be excluded from the Proxy Materials pursuant to Rule 14a-8(i)(10).

* * * * *

The Company respectfully requests that the Staff confirm that it would not recommend enforcement action if the Company excludes the Proposal from its Proxy Materials for the foregoing reasons. If you have any questions or if the Staff is unable to agree with our conclusions without additional information or discussions, we respectfully request the opportunity to confer with members of the Staff prior to issuance of any written response to this letter. Please do not hesitate to call the undersigned at (212) 484-8952.

Please acknowledge receipt of this letter and its attachments by date-stamping the enclosed copy of the first page of this letter and returning it in the self-addressed stamped envelope provided for your convenience.

Very truly yours,

A Roberts

Ann Robertson
Senior Counsel

Attachments

cc: William Steiner
c/o John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278
Tel: 310-371-7872

Exhibit A

William Steiner
112 Abbottsford Gate
Piermont, NY 10968

Mr. Richard D. Parsons
Time Warner Inc. (TWX)
1 Time Warner Center
New York NY 10019
Phone: 212 484-8000

Rule 14a-8 Proposal

Dear Mr. Parsons,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to John Chevedden at:

olmsted7p (at) earthlink.net
(In the interest of company cost savings and efficiency please communicate via email.)
PH: 310-371-7872
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email.

Sincerely,

William Steiner [signature]
William Steiner

10/12/07
Date

cc: Paul F. Washington
Corporate Secretary
PH: 212-484-6753
FX: 212-484-7174
F: 212-202-4124
F: 212-484-7278

[TWX: Rule 14a-8 Proposal, November 23, 2007]

3 – Adopt Simple Majority Vote

RESOLVED, Shareowners urge our company to take all steps necessary, in compliance with applicable law, to fully adopt simple majority vote requirements in our Charter and By-laws. It is important that this apply to both our Charter and By-laws. This includes any special solicitations needed for adoption.

Simple majority vote won our 79%-support at our 2007 annual meeting. The Council of Institutional Investors www.cii.org recommends adoption simple majority vote and the adoption of shareholder proposals upon receiving their first majority vote. Simple majority vote also won a remarkable 72% yes-vote average at 24 major companies in 2007.

Currently a 1%-minority can frustrate the will of our 79%-shareholder majority. Also our 80% supermajority vote requirements can be almost impossible to obtain when one considers abstentions and broker non-votes.

While companies often state that the purpose of supermajority requirements is to protect minority shareholders, supermajority requirements are arguably most often used to block initiatives opposed by management but supported by most shareowners.

The merits of this proposal should also be considered in the context of our company's overall corporate governance structure and individual director performance. For instance in 2007 the following issues were identified:

- Our Chairman, Mr. Parsons, was designated a "Problem Director" by The Corporate Library http://www.thecorporatelibrary.com, an independent investment research firm, because he chaired the Citigroup executive compensation committee, a committee with a track record of overcompensation under his leadership.
- Most of the ballot items at our 2007 annual meeting were permitted to be discussed only on a random-order basis.
- Two of our directors were designated as "Accelerated Vesting" directors by The Corporate Library due to their involvement with a board that accelerated stock option vesting in order to avoid recognizing the related cost:
  1) Mr. Barksdale
  2) Mr. Miles

Additionaly:

- Six of our directors (up from four directors in 2007) served on boards rated "D" by the Corporate Library:

1) Mr. Parsons	Citigroup (C)
	Estee Lauder (EL)
2) Mr. Barksdale	FedEx (FDX)
3) Mr. Mark	Colgate-Palmolive (CL)
4) Mr. Clark	Omnicom (OMC)
5) Ms. Wright	Kraft Foods (KFT)
6) Mr. Miles	Dell (DELL)

The above concerns show there is room for improvement and reinforces the reason to take one step forward to encourage our board to respond positively to this proposal:

Adopt Simple Majority Vote –

Yes on 3

Notes:
William Steiner, 112 Abbottsford Gate, Piermont, NY 10968 sponsors this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.

Please acknowledge this proposal promptly by email and advise the most convenient fax number and email address to forward a broker letter, if needed, to the Corporate Secretary's office.

Exhibit B

CERTIFICATE OF AMENDMENT
TO THE
RESTATED CERTIFICATE OF INCORPORATION
OF
TIME WARNER INC.

[Deletions indicated by strike-out; additions indicated by underline]

Time Warner Inc., a corporation duly organized and existing under the General Corporation Law of the State of Delaware (the "Corporation"), does hereby certify that:

1. The Restated Certificate of Incorporation of the Corporation is hereby amended by deleting Article VIII thereof and inserting the following in lieu thereof:

"ARTICLE VIII

In addition to any requirements of law and any other provisions of this Restated Certificate of Incorporation or any resolution or resolutions of the Board of Directors adopted pursuant to Article IV of this Restated Certificate of Incorporation (and notwithstanding the fact that a lesser percentage may be specified by law, this Restated Certificate of Incorporation or any such resolution or resolutions), the affirmative vote of the holders of ~~80%~~ a majority or more of the combined voting power of the then outstanding shares of Voting Stock, voting together as a single class, shall be required to amend, alter or repeal, or adopt any provision inconsistent with, this Article VIII, Article IX, or Section 5 of Article IV, of this Restated Certificate of Incorporation. Subject to the foregoing provisions of this Article VIII, the Corporation reserves the right to amend, alter or repeal any provision contained in this Restated Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are subject to this reservation."

2. The foregoing amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, Time Warner Inc. has caused this Certificate of Amendment to be executed by a duly authorized officer on this ____ day of _________, 2008.

TIME WARNER INC.

By: ________________________________
Name:
Title:

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 10, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Time Warner Inc. (TWX)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Simple Majority Vote
William Steiner

Ladies and Gentlemen:

The company January 9, 2008 no action request does not even have a minimal statement that it will eliminate all supermajority-voting provisions. Also missing is the number of resolutions that the company will submit to shareholders regarding simple majority voting. And the company makes no commitment to take the extra means necessary to obtain the approval of the overwhelming 80% of all the company's shares in existence.

A copy of this letter is forwarded to the company in a non-PDF email. In order to expedite the rule 14a-8 process it is requested that the company forward any addition rule 14a-8 response in the same type format to the undersigned.

For these reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
William Steiner

Ann Robertson <Ann.Robertson@timewarner.com>

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 29, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Time Warner Inc.
Incoming letter dated January 9, 2008

The proposal urges Time Warner to take all steps necessary, in compliance with applicable law, to fully adopt simple majority vote requirements in its charter and by-laws.

There appears to be some basis for your view that Time Warner may exclude the proposal under rule 14a-8(i)(10). In this regard, we note your representation that Time Warner will provide shareholders at Time Warner's 2008 annual meeting with an opportunity to approve amendments to Time Warner's certificate of incorporation to eliminate all super-majority voting requirements contained in that document. Accordingly, we will not recommend enforcement action to the Commission if Time Warner omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

William A. Hines
Special Counsel

END